January 15, 2025

Ms. Stacie Gorman

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business Policy
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Qualification of Offering Statement on Form 1-A for Cloud Title Partners, LLC

SEC File No: 024-12471

Dear Sir/Madam,

Pursuant to Rule 252(g) of Regulation A under the Securities Act of 1933, as amended, we respectfully request that the above-referenced Offering Statement on Form 1-A, filed by Cloud Title Partners, LLC on January 16th 2025 be declared qualified,  or as soon thereafter as practical for you.

Should you have any questions or require further information, please do not hesitate to contact me. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Thomas Heimann
Thomas Heimann
CEO
Cloud Title Partners, LLC